Exhibit 21.1
Subsidiaries of CommVault Systems, Inc.

Subsidiary	Jurisdiction of Organization
CommVault Capital Inc.	Delaware
CommVault Americas Inc.	Delaware
Advanced Data Life Cycle Management Inc.	Delaware
CommVault Systems (Canada) Inc.	Ontario
CommVault Systems Mexico S. de R.L. de C.V.	Mexico
CommVault Holding Company B.V.	The Netherlands
CommVault Systems Netherlands B.V.	The Netherlands
CommVault Systems International B.V.	The Netherlands
CommVault Systems (India) Private Limited	India
CommVault Systems (Australia) Pty. Ltd.	Australia
CommVault Systems (Singapore) Private Limited	Singapore
CommVault Systems Limited	England
CommVault Systems Gmbh	Germany
CommVault Systems Iberia Srl	Spain
CommVault Systems Italia Srl	Italy
CommVault Systems AB	Sweden